UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

J.H. Oortweg 21

2333 CH Leiden
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

In connection with an investor event on November 1, 2022, Pharvaris N.V. (the “Company”) provided a corporate update included in a corporate presentation on its website, which, among other things, (i) reported that the Company held cash and cash equivalents of approximately $198 million as of September 30, 2022, (ii) provided an update with respect to the Company’s clinical programs, including that a Type A meeting has been scheduled with the U.S. Food & Drug Administration for discussion of the on-demand and prophylactic proposals to address the hold on the clinical trials of PHA121 in the U.S., (iii) provided additional information on the endpoints in the Company’s Phase 2 clinical study for the on-demand treatment of hereditary angioedema using the Company’s investigational drug PHVS416 soft gel capsule (RAPIDe-1), and (iv) provided an update with respect to the Company’s expectations for the announcement of topline data for the RAPIDe-1 clinical study (the Company now expects to announce RAPIDe-1 topline data in December 2022).

A copy of the corporate presentation is attached hereto as Exhibit 99.1. This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-263198) and Form S-8 (Registration Number 333-252897). Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: November 1, 2022	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated November 1, 2022

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